# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Western Asset Investment Grade Opportunity Trust Inc., CIK 0001462586
CUSIP: 95790A101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 620 EIGHTH AVENUE, 47TH FLOOR, NEW YORK, New York (NY), 10018
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001610520

## Reporting persons
- UBS Group AG: type of reporting person: bank (BK); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 1,017; sole dispositive power 0; shared dispositive power 345,414; aggregate amount beneficially owned 345,414 (5.8% of the class)

## Item 1. Issuer
Name of issuer: Western Asset Investment Grade Opportunity Trust Inc.
Address of issuer's principal executive offices: 620 EIGHTH AVENUE, 47TH FLOOR, NEW YORK, NEW YORK, 10018

## Item 2. Person Filing
Name of person filing: UBS Group AG
Address of principal business office or, if none, residence:
UBS Group AG
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 345,414
Percent of class: 5.76
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1017
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 345,414

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement on Schedule 13G is being filed by UBS Group AG on behalf of itself and its wholly owned subsidiary UBS Financial Services Inc and UBS Securities LLC.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: N/A

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: N/A

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- UBS Group AG: Andrew Johnson, Director (03/31/2025)